SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549






                          SCHEDULE 13G

     Information Statement pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)


               Pharmaceutical Marketing Services Inc.
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